ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 22, 2015

George G. Baxter (617) 951-7748 george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 175

Dear Ms. Samuel:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 175 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 29, 2015 in connection with the annual update of the Registration Statement for all series of the Trust. We received your oral comments regarding the 485(a) Amendment via telephone on August 17, 2015. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 176 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on August 28, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A, as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

3.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” includes broad disclosure related to the Funds’ use of derivatives. The Staff notes, further, that the “Principal Investment Strategies” sections of many Fund Summaries state that the Funds may invest in certain types of derivatives. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the Fund Summary of the AllianzGI Health Sciences Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts, short sales and other derivative instruments. Although the Fund may invest in derivatives of any kind, it expects to purchase put and call options on securities for hedging, risk management or other purposes.” In this and other instances, please revise the Prospectus disclosure permitting the Funds’ use of derivatives to include information, tailored for each Fund, on the specific types and purposes of such derivative instruments. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information.

The Trust respectfully submits that general derivatives-related disclosure of the type referenced by the Staff in its comment is appropriate in the Fund Summaries and corresponding Item 9 disclosure, given that each Fund with disclosure of this type retains the flexibility to invest in different derivative instruments depending on circumstances. The Trust also notes that several Funds include additional disclosure in the section titled “Principal Investments and Strategies of Each Fund—Principal Investments and Strategies” about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. A representative example of such disclosure relates to the AllianzGI Emerging Markets Opportunities Fund, and states: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

4.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” does not address the Funds’ policies and practices related to the segregation of assets for purposes of covering obligations under derivative positions, including swaps agreements, among others. Please add appropriate disclosure or confirm supplementally that existing disclosure adequately addresses segregation practices.

Response: The Trust respectfully submits that its existing disclosure adequately describes the Funds’ policies and practices with respect to asset segregation under Section 18 of the Investment Company Act of 1940, as amended (“1940 Act”) as they relate to derivatives. The Trust notes that its Prospectus and SAI include disclosures related to segregation in a number of contexts. A representative example of such disclosure is included in the “Characteristics and Risks of Securities and Investment Techniques—Reverse Repurchase Agreements and Other Borrowings” section of the Prospectus, which states: “A Fund will segregate assets determined to be liquid by the Adviser or a Sub-Adviser in accordance with procedures approved by the Board of Trustees to cover its obligations under reverse repurchase agreements, dollar rolls and other borrowings.” An additional representative example is included in the “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” section of the SAI, which states: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”

Additional disclosures related to segregation practices are included in the “Summary of Principal Risks—Leveraging Risk,” “Characteristics and Risks of Securities and Investment Techniques—Derivatives—Leveraging Risk” and “Characteristics and Risks of Securities and Investment Techniques—When-Issued, Delayed Delivery and Forward Commitment Transactions” sections of the Prospectus and the “Investment Objectives and Policies—Borrowing,” “Investment Objectives and Policies—Foreign Currencies and Related Transactions,” “Investment Objectives and Policies—Derivative Instruments,” “Investment Objectives and Policies—Short Sales,” “Investment Objectives and Policies—When-Issued, Delayed Delivery and Forward Commitment Transactions,” “Investment Objectives and Policies—Delayed Funding Loans and Revolving Credit Facilities” sections of the SAI each discuss the Funds’ segregation policies and practices with respect to particular types of investments.

The Trust evaluates a Fund’s derivative positions, for purposes of asset segregation, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust respectfully submits that its current disclosure relating to its segregation practices is narrowly tailored and sufficient to meet the requirements of existing guidance. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.1

5.	Comment: The Staff notes that the “Principal Investment Strategies” section of each Fund’s Fund Summary and the corresponding sections of the “Principal Investments and Strategies of Each Fund” section of the Prospectus, as presented in the 485(a) Amendment, include blanks for the Funds’ target market capitalization ranges. For example, the applicable disclosure for AllianzGI Small-Cap Blend Fund states that the upper boundary of the Fund’s target market capitalization range is “the largest company in the Russell 2000 Index (approximately $[ ] billion as of June 30, 2015).” Please include dollar figures in future filings under Rule 485(a) under the Securities Act.

Response: The Trust notes that it customarily submits filings for its annual update under Rule 485(a) under the Securities Act shortly before the end of its fiscal year on June 30. The Trust will therefore be unable to provide June 30 dollar figures in future Rule 485(a) filings for its annual updates. However, the Trust confirms that has included specific dollar amounts in all appropriate instances in the 485(b) Amendment. The Trust also confirms that it will consider including placeholder dollar figures from before June 30 in future 485(a) annual update filings.

[1]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”). The Trust is unaware of any definitive guidance relating to or resulting from comments received in response to the Derivatives Concept Release.

6.	Comment: Please confirm that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary is tailored pursuant to Item 4(a) of Form N-1A so that it summarizes the information provided in response to Item 9(b) in the corresponding section titled “Principal Investments and Strategies of Each Fund.” The Staff notes that the disclosure provided in response to Item 4(a) is not supposed to be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue.

Response: The Trust respectfully submits that the Fund Summaries, as written, have been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and are therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that the Fund Summaries are not generally identical to the Item 9(b) disclosure, although much of the language in the Fund Summaries conforms to the Item 9(b) disclosure.

7.	Comment: Please confirm that any changes to the “Principal Investment Strategies” or “Principal Risks” section of a Fund’s Fund Summary are also incorporated in the Item 9 disclosure for such Fund. Please also confirm generally that the principal investment strategies and principal risks described in the “Principal Investment Strategies” and “Principal Risks” sections of the Funds’ Fund Summaries are consistent with the principal investment strategies and risks described in the Item 9 disclosure for each Fund.

Response: The Trust confirms that all necessary corresponding changes to each Fund’s Item 9 disclosure have been reflected in the 485(b) Amendment. The Trust also confirms that the “Principal Investment Strategies” and “Principal Risks” sections of each Fund’s Fund Summary are otherwise consistent with the Item 9 disclosure for each Fund.

8.	Comment: The Staff notes that in the “Principal Risks” section of each Fund’s Fund Summary and in each Fund’s corresponding Item 9 disclosure, certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order. Please add disclosure explaining why certain principal risks are listed first, before the alphabetical list.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they are subject to common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty identifying these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks. The Trust respectfully declines to supplement its existing disclosure in response to this comment.

9.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section of the Prospectus includes the following sentence: “Each Fund may be subject to additional risks other than those described below because the types of investments made by each Fund can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the Prospectus in the event of a material change in the principal investment strategies and risks of any of the Funds.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks.

10.	Comment: In the “Characteristics and Risks of Securities and Investment Techniques—Short Sales” section of the Prospectus, please add information regarding the Trust’s asset segregation policies and practices with respect to short sales.

Response: The Trust has revised the “Characteristics and Risks of Securities and Investment Techniques—Short Sales” section of the Prospectus to include a cross-reference to the “Investment Objectives and Policies—Short Sales” section of the SAI, which includes information on the Trust’s asset segregation policies and practices with respect to short sales.

11.	Comment: In the “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” section of the Prospectus, please state that if any Fund’s holdings of illiquid securities exceed 15% of its net assets, the Fund will take affirmative steps to reduce its holdings to or below the 15% threshold.

Response: The Trust respectfully submits that the disclosures related to illiquid securities in the Prospectus and SAI are adequate under the requirements of Form N-1A and consistent with Commission guidance on ownership of illiquid securities, including Investment Company Act Release No. 18612 (March 20, 1992) (revising Form N-1A guidelines to allow open-end funds to invest 15% in illiquid assets). The Trust notes that its disclosure includes the following language, which was originally added to the prospectus of certain series of the Allianz Funds Multi-Strategy Trust in response to a comment from the Staff received in December 2014: “If any Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.” The Trust notes that applicable guidance does not suggest that mutual funds must commit to selling illiquid securities or otherwise commit to taking specific steps within any specific timeframe after their holdings of illiquid securities begin to exceed 15% of net assets.2 The Trust therefore respectfully submits that the current disclosure fairly describes an appropriate approach to situations where the 15% threshold has been exceeded.

12.	Comment: If any of the Funds have material exposure to subprime mortgage loans through their investments in real estate investment trusts (“REITs”), please add relevant disclosure to the “Summary of Principal Risks— REIT and Real Estate-Related Investment Risk” or “Characteristics and Risks of Securities and Investment Techniques—REITs and Real Estate-Related Investments” sections of the Prospectus.

Response: The Trust confirms that none of the Funds currently has material exposure to subprime mortgage loans through investments in REITs. The Trust notes further that the SAI discloses risks related to subprime loans in the “Investment Objectives and Policies—Mortgage-Related and Asset-Backed Securities” section of the SAI.

AllianzGI Global Natural Resources Fund (for purposes of the following comment and response, the “Global Natural Resources Fund”), AllianzGI Global Small-Cap Fund (for purposes of the following comment and response, the “Global Small-Cap Fund”), AllianzGI International Managed Volatility Fund (for purposes of the following comment and response, the “International Managed Volatility Fund”) and AllianzGI NFJ International Value Fund (for purposes of the following comment and response, the “NFJ International Value Fund” and together with the Global Natural Resources Fund, Global Small-Cap Fund and International Managed Volatility Fund, the “Funds”)

13.	Comment: In light of past guidance by the Commission and the Staff, please explain why the use of the word “global” or “international,” as applicable, is appropriate in the names of these Funds under Section 35(d) of the 1940 Act. The Staff notes that disclosure in the “Principal Investment Strategies” section of the Global Natural Resources Fund’s Fund Summary states that under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities. The Staff notes, furthermore, that disclosure in the “Principal Investment Strategies” section of the Global Small-Cap Fund’s Fund Summary does not include a quantitative target allocation for non-U.S. investments.

[2]	See Investment Company Act Release No. 5847 (October 21, 1969) (“The Commission is aware that certain open-end companies my have acquired restricted securities in excess of 10 per cent of net assets. It is assumed that such companies will not undertake commitments, beyond any obligation existing on this date, to acquire restricted securities until, in the normal course of business, such holdings are not in excess of 10 per cent of current net asset value.”).

Response: The Trust notes that Rule 35d-1 does not regulate several terms, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest to appropriately use “global” or “international” in its name, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. The Trust notes that in June 2012, the Staff provided informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”3

The Trust also notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States. The Staff’s informal guidance to the Investment Company Institute also suggested that an investment company with “global” or “international” in its name could satisfy the requirements of Section 35(d) by investing, under normal market conditions, in at least three different countries, and investing at least 40% of its assets outside the U.S.4 However, the Staff indicated that this approach is not compulsory.5

Given the variety of countries to which the Funds have exposure, the Trust respectfully submits that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Funds’ current disclosure is adequate in this regard, although, as explained further below, the 485(b) Amendment includes a clarifying change to the relevant disclosure for the Global Small-Cap Fund.

•	Global Natural Resources Fund. The Trust believes that the “global” nature of this Fund can be meaningfully appreciated and evaluated using the current 1/3 minimum

[3]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff). The introduction to this memorandum states: “In response to inquiries from [Investment Company Institute] members about SEC staff comments on fund names that include the terms ‘international’ and ‘global,’ we sought clarification from the staff on their views. This memo summarizes our understanding of the staff’s position on the use of these terms.”
[4]	Id.
[5]	Id.

standard for investments in non-U.S. securities because of the inherently global nature of the Fund’s natural resources-related investments. The Fund has a Rule 35d-1 policy to invest in equity securities of companies that are associated with natural resources, including those companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors. The Trust notes that current risk disclosure illustrates the global nature of the natural resources-related companies in which the Fund invests. The section titled “Summary of Principal Risks – Focused Investment Risk – Natural Resources-Related Companies Risk” in the Prospectus states:

Natural resources industries can be significantly affected by events relating to international political and economic developments (e.g., regime changes and changes in economic activity levels), expropriation, or other confiscation, population growth and changing demographics, energy conservation, the success of exploration projects, global commodity prices, adverse international monetary policies, tax and other government regulations, and natural phenomena around the world, such as drought, floods and other adverse weather conditions and livestock disease. Specifically, cyclical industries can be significantly affected by general economic trends, including employment, economic growth, interest rates, changes in consumer sentiment and spending, global commodity prices, legislation, government regulation and spending, import controls and worldwide competition and companies engaged in such industries can be subject to liability for, among other things, environmental damage, depletion of resources, and mandated expenditures for safety and pollution control.

This language has remained unchanged in the 485(b) Amendment.

The Trust has informed us that, as of June 30, 2015, the Fund had approximately 36% of its net assets invested companies located in 12 countries other than the U.S. By committing to invest normally at least 1/3 of its assets in non-U.S. securities and in at least eight different countries, and by investing in companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors, which themselves are highly exposed to global economic trends and political developments, among other things, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name.

•

Global Small-Cap Fund. The Fund’s Fund Summary discloses that the Fund normally will invest in issuers located in at least eight different countries (including the U.S.) with no more than 25% of its assets in issuers located in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in emerging market securities (but no more than 10% in any one emerging market country). Furthermore, the “Principal Investments and Strategies of

Each Fund” section of the Prospectus states that the Fund is managed with reference to its benchmark, the MSCI World Small-Cap Index. The Trust has informed us that, as of June 30, 2015, the Fund had approximately 44% of its net assets invested in companies located in 22 countries other than the U.S. The Fund is managed with reference to its benchmark, the MSCI World Small-Cap Index, which had a weighting of approximately 58.8% to the U.S. as of June 30, 2015. Thus, as of that date, the Fund’s percentage exposure to non-U.S. issuers was greater than that of its “world” index. The Trust respectfully submits that the Fund’s existing disclosure makes clear how the Fund invests in companies that are tied economically to a number of countries throughout the world. However, the 485(b) Amendment supplements the Fund’s existing disclosure by making the below addition to the last sentence of the first paragraph of disclosure relating to the Fund within the “Principal Investments and Strategies of Each Fund” section of the Prospectus (new language denoted by underline):

Regional weights in the Fund’s portfolio are expected to be comparable to those in the MSCI World Small-Cap Index, which as of June 30, 2015 had a weighting of approximately 58.8% to the United States.

By committing to invest normally in issuers located in at least eight different countries with no more than 25% of its assets in issuers located in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in emerging market securities, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name. Furthermore, the Trust believes that the use of the term “global” in its name is reasonable given that the Fund invests a similar portion of its assets in non-U.S. investments as does its benchmark, the MSCI World Small-Cap Index, a widely published, independently maintained securities market index. As the Fund invested approximately 44% of its assets in non-U.S. securities and was invested in 22 countries (other than the U.S.) as of June 30, 2015, the Trust respectfully submits that the Fund invests a significant amount of its assets globally, and that its disclosure (particularly in light of the above noted revisions) makes adequately clear the global nature of its investment activities.

•	International Managed Volatility Fund. The Fund’s Fund Summary states that it invests “primarily in non-U.S. securities” and that it “ordinarily allocates its investments among a number of different countries, including those in the MSCI EAFE Index and normally invests at least 80% of its assets in non-U.S. securities.” As of June 30, 2015, the Fund invested substantially all of its assets in non-U.S. securities and held stocks of issuers in 17 countries (other than the U.S.). The Trust submits that the Fund’s stated policies, particularly considered in light of its portfolio composition, make clear the international nature of its investment approach.

•	NFJ International Value Fund. The Fund’s Fund Summary states that it “seeks to achieve its investment objective by normally investing at least 65% of its net assets

(plus borrowings made for investment purposes) in common stocks and other equity securities of non-U.S. companies with market capitalizations greater than $1 billion.” As of June 30, 2015, the Fund invested substantially all of its assets in non-U.S. securities and held stocks of issuers in 23 countries (other than the U.S.). The Trust submits that the Fund’s stated policies, particularly considered in light of its portfolio composition, make clear the international nature of its investment approach.

AllianzGI Health Sciences Fund

14.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that the Fund may utilize short sales. Please confirm that the Annual Fund Operating Expenses tables in the Fund Summary have been prepared in accordance with the requirements of Form N-1A, as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales. If the Fund has not engaged in or does not expect to engage in short sales as a principal investment strategy, please explain why short sales are included in the Fund’s Fund Summary and in the corresponding section of the “Principal Investments and Strategies of Each Fund” section of the Prospectus.

Response: As noted above in response to comment 2, Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales. While short sale fees and expenses are not significant expenses for the Fund, the Fund retains the flexibility to engage in short sales as a principal investment strategy, and, accordingly, the Trust respectfully submits that Fund’s Prospectus disclosures relating to the potential use of short sales are appropriate as currently drafted.

AllianzGI Small-Cap Blend Fund

15.	Comment: The Staff notes that the “Principal Investment Strategies” section of this Fund’s Fund Summary states that the Fund “seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in companies with smaller market capitalizations.” Please revise this disclosure to reference companies with “small” market capitalizations rather than “smaller” market capitalizations.

Response: The Trust notes that the phrase “smaller market capitalization companies” is included in order to communicate to investors a reasonable interpretation of what is conveyed through the use of “small-cap” in the Fund name, and, therefore the Trust respectfully declines to make the requested change to the referenced disclosure.

16.

Comment: The Staff notes that the Fund includes Focused Investment Risk as a principal risk despite not including corresponding disclosure in its Fund Summary stating that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for the Fund; or, alternatively, please revise the disclosure in the “Principal Investment Strategies” section of the Fund Summary and the corresponding disclosure in the “Principal Investments and Strategies of Each Fund” section of the Prospectus to indicate that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Fund’s principal investment strategies as currently described, and thus appropriately listed as a principal risk of the Fund. As stated in the Fund Summary, the Fund’s portfolio managers normally invest at least 80% of the Fund’s assets in smaller capitalization companies, and employ four distinct strategies for stock selection. The Trust believes Focused Investment Risk is appropriate because the securities and markets that are the focus of each of the Fund’s four “sleeves” have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. The Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Prospectus, Focused Investment Risk is not limited to non-diversified Funds or to diversified Funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material effects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Fund, even though it is diversified, uses four distinct investment strategies and will normally hold stocks of a relatively large number of issuers.

17.	Comment: Please revise the discussion of the Fund’s “sleeves” in the “Principal Investments and Strategies of Each Fund” section of the Prospectus to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The Trust respectfully submits that the referenced disclosure is adequate and clearly explains the Fund’s use of four distinct strategies. The Trust notes that its current approach to describing the Fund’s four sleeves is generally consistent with the approach taken since the Fund’s inception in July 2013. The Trust notes, furthermore, that the use of the term “sleeve” to refer to a portion of a fund’s portfolio that holds assets of a certain type or is managed according to particular strategy is both visually suggestive to a broad lay audience and also well established in the mutual fund industry. The Trust therefore respectfully declines to revise its disclosure in response to this comment.

18.	Comment: Please include the market capitalization range of each of the Fund’s sleeves in the relevant disclosure in the “Principal Investments and Strategies of Each Fund” section of the Prospectus, or else supplementally confirm that the market capitalization range of each sleeve is the same as for the portfolio as a whole.

Response: The Trust confirms that the market capitalization ranges for the “U.S. Systemic Small-Cap,” “Small-Cap Managed Volatility” and “U.S. Small-Cap Growth” sleeves are the same as for the portfolio as a whole. These sleeves are subject to the same market capitalization guideline described in the first paragraph of the Fund’s section within the “Principal Investments and Strategies of Each Fund” section of the Prospectus. The “Micro-cap” sleeve has a separate market capitalization guideline. The Trust notes that the Micro-cap sleeve’s market capitalization range is already set forth in the following two sentences, which are included in the existing Prospectus disclosure: “Under the Micro-cap strategy, the portfolio managers invest in stocks of micro-cap companies. The Fund currently considers micro-cap companies to be companies with market capitalizations that are smaller than the largest company in the Russell Microcap Growth Index (approximately $1.3 billion as of June 30, 2015).”

Part C

19.	Comment: Please confirm that the exhibits included in the list of exhibits to the Trust’s registration statement described in Item 28 (Exhibits) to Part C have been filed in compliance with Rule 483 of the Securities Act, particularly with respect to the requirement to file final agreements.

Response: The 485(b) Amendment includes a revised Part C, which omits many agreements that no are no longer required to be included, and includes updates to reflect that the execution versions of certain documents have been filed as exhibits to the 485(b) Amendment. The Trust confirms that the exhibits described in the revised Item 28 (Exhibits) to Part C have been listed and filed in compliance with Rule 483 of the Securities Act.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Robert M. Schmidt, Esq.

Sarah McLaughlin, Esq.